FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *

Stephens, Jimmie E.
(Last) (First) (Middle)

345 Park Avenue
(Street)

San Jose, CA 95110
(City) (State) (Zip)

2. Issuer Name **and** Ticker or Trading Symbol

Adobe Systems Incorporated
ADBE

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year

April 15, 2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

__ Director

X Officer (give title below)

__ 10% Owner

__ Other (specify below)

SVP, Worldwide Sales & Field Marketing

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person

__ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	**4/10/03**		**S**		**1,174**	**D**	**$33.77**	**8,194**	**D**	

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Incentive Stock Option (right to buy)	**$35.6875**							**(1)**	**11/8/07**	**Common Stock**	**2,800**		**2,800**	**D**	
Non-Qualified Stock Option (right to buy)	**$35.6875**							**(1)**	**11/8/07**	**Common Stock**	**161,368**		**161,368**	**D**	
Non-Qualified Stock Option (right to buy)	**$64.3125**							**(1)**	**11/29/08**	**Common Stock**	**125,000**		**125,000**	**D**	
Non-Qualified Stock Option (right to buy)	**$55.6563**							**(1)**	**3/31/08**	**Common Stock**	**200,000**		**200,000**	**D**	
Incentive Stock Option (right to buy)	**$27.6876**							**(1)**	**3/2/09**	**Common Stock**	**4,800**		**4,800**	**D**	
Non-Qualified Stock Option (right to buy)	**$27.6876**							**(1)**	**3/2/09**	**Common Stock**	**120,200**		**120,200**	**D**	
Non-Qualified Stock Option (right to buy)	**$26.9500**							**(2)**	**11/2/09**	**Common Stock**	**175,000**		**175,000**	**D**	

Explanation of Responses:

(1) Vests and becomes exercisable at a rate of 2.08% per month for the first 24 months, then 4.17% per month for the next 12 months. Option includes provision permitting the reporting person to elect to have shares withheld upon exercise to satisfy withholding tax obligations.
(2) Vests at a rate of 25% one year after grant date, 2.08% per month for the following 12 months, and 4.17% per month for the remaining 12 months.

/s/ Cheryl K. House	**04/15/03**
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.